                March 17, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Attn: Susan Block

Re:	Nordic American Offshore Ltd.

Draft Registration Statement on Form F-4

Submitted February 3, 2014

Dear Ms. Block:

This letter sets forth the response of Nordic American Offshore Ltd. (the “Company”) to the comment letter dated February 28, 2014 (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s draft registration statement on Form F-4 that was confidentially submitted to the Staff on February 3, 2014 (the “Draft Registration Statement”). The Company has today filed via EDGAR its amended registration statement on Form F-4 (the “Amended Registration Statement”), which responds to the Staff’s comments contained in the Comment Letter. The Amended Registration Statement also includes certain updates related to the passage of time.

Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the Amended Registration Statement. The following numbered paragraphs correspond to the numbered paragraphs in the Comment Letter. For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. We will also supplementally provide the Staff with a redline of the Amended Registration Statement showing changes made from the Draft Registration Statement. Page numbers referenced are to the Amended Registration Statement.

General

1.

We note there are outstanding comments related to your draft registration statement on Form F-1 (File No. 377-00467), originally submitted February 3, 2014. Please confirm your understanding that all comments on the referenced registration statement and any subsequent amendments thereto will need to be resolved before we will consider a request for acceleration of the effective date of this registration statement.

The Company confirms its understanding that all outstanding comments related to its draft registration statement on Form F-1 and any subsequent amendments thereto will need to be resolved before the Staff will consider a request for acceleration of the effective date of this registration statement on Form F-4.

2.	In this regard, to the extent that our comments on the draft registration statement on Form F-1, sent under separate cover, are applicable to the disclosure in this draft registration statement, please revise this draft registration statement on Form F-4 accordingly.

The Company confirms that it will make conforming changes to each of the registration statements.

The Exchange Offer, page 61

Terms of the Exchange Offer, page 62

3.	Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

The Company confirms that it plans to hold open the Exchange Offer for a period of at least 20 full business days. The Company additionally confirms that the expiration date of the Exchange Offer will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 of the Securities Act.

4.	As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement of the offer. Please confirm in your response that the offer will be open at least through midnight on the twentieth business day following commencement. See Rule 14e-1(a) and Rule 14d-1(g)(3) under the Exchange Act and Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980).

The Company advises the Staff that it plans to hold open the Exchange Offer for a period of at least 20 days. The Company supplementally advises the Staff that it will update the Amended Registration Statement on Form F-4 when the exact length of the period is determined.

5.	We note your disclosure that the date of acceptance will be the exchange date, which will be 1-2 business days after the expiration date. The exchange shares will then be delivered promptly following the “exchange date.” Please revise the prospectus to state clearly that the issuer will issue the Exchange Shares or return the Original Shares promptly after expiration or termination of the offer. See Exchange Act Rule 14e-1(c).

In response to the Staff’s comment, the Company has revised its disclosure under the heading “Exchange Offer—Terms of the Exchange Offer” in the Amended Registration Statement on Form F-4 to state that the Company will issue the Exchange Shares or return the Original Shares promptly after the expiration date or the termination of the offer.

6.	Please refer to the second paragraph of this section relating to your failure to exercise any of the rights described in this section. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of securities how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company’s understanding in your response letter.

The Company confirms its understanding that, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, it should inform holders of securities how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the conditions may be determined only upon expiration.

7.	When an offer condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, however, as the language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

The Company confirms its understanding that it may not fail to assert a triggered offer condition and thus effectively waive it without officially doing so.

8.	Please refer to the last sentence of the second paragraph under this heading. All conditions to the offer, except those conditions subject to the receipt of government approvals, must be satisfied or waived at or before expiration of the offer. Please revise to clarify that the “ongoing right” to assert conditions may not be asserted after the offer’s expiration.

In response to the Staff’s comment, the Company has revised the disclosure to clarify that the “ongoing right” to assert conditions may not be asserted after the offer’s expiration.

* * * *

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223 or Evan Preponis at (212) 574-1438.

Very truly yours,

SEWARD & KISSEL LLP

By:	/s/ Gary J. Wolfe
Gary J. Wolfe

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